Exhibit 99.3

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on August 8th, 2007, deliberated about the proposals presented by management with regards to the payment of dividends for the second quarter of the current fiscal year, ended on June 30th, 2007. The amounts will be calculated and paid based on the position held by shareholders on August 17th, 2007. The payment date will be August 29th, 2007, and constitute an anticipation of the annual minimum dividend, as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
Metalúrgica Gerdau S.A.	R$ 0.49

Gerdau S.A.	R$ 0.29

Please note that shares acquired on August 20th, 2007, and thereafter, will be traded EX-DIVIDEND.

Additional information can be obtained at our Shareholders Department, located at

Av. Farrapos 1811, 90220-005 Porto Alegre / RS – Brazil

Phone: +55 (51) 3323.2211 – Fax: +55 (51) 3323.2281

E-mail: acionistas@gerdau.com.br

Porto Alegre, August 8th, 2007.

Osvaldo Burgos Schirmer

Vice President

Investor Relations Director